UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

The RMR Group Inc.
(Name of Issuer)

Class A Common Stock, $0.001 par value
(Title of Class of Securities)

74967R 106
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 74967R 106	Page 2 of 6 Pages

1	Names Of Reporting Persons Hospitality Properties Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,503,777
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,503,777
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,503,777
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented by Amount in Row (9) 16.7%
12	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G

CUSIP NO. 74967R 106	Page 3 of 6 Pages

Item 1(a).        Name of Issuer:

The RMR Group Inc., a Maryland corporation formerly known as Reit Management & Research Inc. (the “Issuer”).

Item 1(b).        Address of Issuer’s Principal Executive Offices:

Two Newton Place
255 Washington Street
Suite 300
Newton, Massachusetts 02458-1634

Item 2(a).        Name of Person Filing:

This Schedule 13G is being filed by Hospitality Properties Trust (the “Reporting Person”).

Item 2(b).        Address of Principal Business Office or, if None, Residence:

The principal business office of the Reporting Person is Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

Item 2(c).         Citizenship:

The Reporting Person is a Maryland real estate investment trust.

Item 2(d).        Title of Class of Securities:

The class of securities to which this Schedule 13G relates is shares of Class A Common Stock, par value $0.001 per share (the “Class A Common Shares”), of the Issuer.

Item 2(e).         CUSIP Number:

The CUSIP number for the Class A Common Shares is 74967R 106.

Item 3.                       If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

SCHEDULE 13G

CUSIP NO. 74967R 106	Page 4 of 6 Pages

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J); or

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.                          Ownership.

(a)                               Amount beneficially owned:

The Reporting Person is the direct and beneficial owner of 2,503,777 Class A Common Shares.

(b)                              Percent of class:

The Reporting Person is the direct and beneficial owner of approximately 16.7% of the Class A Common Shares based upon 15,000,000 Class A Common Shares outstanding as of December 31, 2015, such number of shares having been provided to the Reporting Person by the Issuer.

The percentages of Class A Common Shares reported as beneficially owned in this Schedule 13G are not diluted for (i) the 1,000,000 Class A Common Shares issuable upon conversion of the 1,000,000 shares of Class B-1 Common Stock of the Company or (ii) the 15,000,000 Class A Common Shares which may be issued by the Issuer upon redemption of the 15,000,000 class A membership units of The RMR Group LLC (“RMR LLC”), a Maryland limited liability company of which the Issuer is the managing member (and paired shares of Class B-2 Common Stock).  The Issuer’s Class A Common Shares are entitled to one vote per share, shares of Class B-1 Common Stock are entitled to 10 votes per share and shares of Class B-2 Common Stock (which are paired with the class A membership units of RMR LLC) are entitled to 10 votes per share.  As of December 31, 2015, the Reporting Person has less than 1% of the combined voting power of the Issuer’s common stock.

(c)                               Number of Shares as to which such person has:

(i)                                  Sole power to vote or direct the vote:

2,503,777

(ii)                              Shared power to vote or direct the vote:

0

(iii)                          Sole power to dispose or to direct the disposition of:

2,503,777

(iv)                          Shared power to dispose or to direct the disposition of:

0

SCHEDULE 13G

CUSIP NO. 74967R 106	Page 5 of 6 Pages

The Reporting Person is managed by RMR LLC.  The Issuer is the managing member of RMR LLC.  Messrs. Barry M. Portnoy and Adam D. Portnoy are the managing trustees of the Reporting Person and the owners and trustees of ABP Trust, a Maryland statutory trust.  Messrs. Barry M. Portnoy and Adam D. Portnoy and ABP Trust are the Issuer’s controlling shareholders.  Mr. Barry M. Portnoy, in his capacity as a managing trustee of the Reporting Person and an owner and trustee of ABP Trust, and Mr. Adam D. Portnoy, in his capacity as a managing trustee of the Reporting Person and an owner, trustee and officer of ABP Trust, may each, under applicable regulatory definitions, be deemed to beneficially own (and have shared voting and dispositive power over) the Class A Common Shares directly and beneficially owned by the Reporting Person. However, the Reporting Person understands that Messrs. Barry M. Portnoy and Adam D. Portnoy and ABP Trust each disclaim such beneficial ownership.

Item 5.                          Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                          Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.                         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.                          Identification and Classification of Members of the Group.

Not applicable.

Item 9.                          Notice of Dissolution of Group.

Not applicable.

Item 10.                  Certifications.

Not applicable.

SCHEDULE 13G

CUSIP NO. 74967R 106	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2016
(Date)

HOSPITALITY PROPERTIES TRUST

/s/ Mark L. Kleifges
(Signature)

Mark L. Kleifges, Treasurer and Chief Financial Officer
(Name and Title)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).